Filed by Leidos Holdings, Inc.

Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-6

under the Securities Exchange Act of 1934, as amended

Subject Company: Leidos Holdings, Inc.

(Commission File No. 001-33072)

The New Leidos
Executive Leadership Team
Effective August 16, 2016
leidos

Chairman and Chief Executive Officer
Roger Krone
Roger A. Krone is Chairman and Chief Executive Officer of Leidos. Before being named CEO in July 2014, Krone held leadership roles at some of the most prominent organizations in aerospace for nearly 40 years.
Before joining Leidos, Krone served as President of Network and Space Systems for The Boeing Company, where he provided calculated direction for approximately 15,000 employees in 35 states and 12 countries. He also served as VP, Director of Financial Planning and Treasurer for McDonnell Douglas after a 14-year career at General Dynamics, where he held positions in program management, engineering, and finance.
Krone earned a bachelor’s degree in aerospace engineering from the Georgia Institute of Technology, a master’s degree in aerospace engineering from the University of Texas at Arlington, and a master of business administration from the Harvard Graduate School of Business. A Six Sigma Green Belt, Krone is both a licensed commercial pilot and a certified public accountant. He is also a Fellow of the American Institute of Aeronautics and Astronautics and a Fellow of the Royal Aeronautical Society in the United Kingdom.
Krone is a member of the Georgia Tech Foundation Board of Trustees, and a member of the board of WETA Public Television and Radio in Washington, D.C. He is a long-time supporter of the Urban League, and currently serves on the board of the Greater Washington chapter. He is also a member of the Executive Council of the Aerospace Industries Association (AIA) and a member of the AOPA Foundation’s Board of Visitors.
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Chief Financial Officer
Jim Reagan
Jim Reagan is Executive Vice President and Chief Financial Officer (CFO) of Leidos. In this role, he oversees all financial activities of the company, including accounting and financial reporting, treasury, tax, planning and analysis, and investor relations.
Reagan is a well-rounded senior finance executive with progressive experience in large, publicly held companies. Prior to joining Leidos in 2015, he served as Senior Vice President and CFO of Vencore, Inc.(formerly The SI Organization, Inc.), a provider of information solutions, and engineering and analysis services to the U.S. Intelligence Community, Department of Defense, and federal and civilian agencies.
Reagan has also served as CFO of PAE, Inc., Vangent, Inc., Deltek, Inc., Aspect Communications, and American Management Systems. He began his career at PricewaterhouseCoopers, LLP.
Reagan received a master’s degree in business administration from Loyola College in Baltimore, Md., as well as a bachelor’s degree in business administration from the College of William and Mary in Williamsburg, Va. He is a Certified Public Accountant and member of the American Institute of Certified Public Accountants, as well as the Virginia Society of Certified Public Accountants.
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Chief Administrative Officer
Mary Craft
Mary S. Craft currently serves as President of the Global Services Group (GSG) at Leidos where she is responsible for leading 2,500 employees and over $1.5B in revenue. The group specializes in geospatial intelligence, mission support services, intelligence analysis, technical operations, mission operations, field operation tradecraft, language translation, end-to-end security services, and education and field training support across the Department of Defense (DoD) and Intelligence Community (IC).
Craft brings more than 27 years of industry and business leadership experience within the intelligence sector. Before this role she served as Deputy President for the Surveillance and Reconnaissance Group at Leidos, after serving in the same capacity in the Mission Support Group.
Prior to joining Leidos (previously SAIC), Craft served as Senior Vice President, QinetiQ North America, supporting DoD and IC markets, as well as selling solutions to the commercial sector for the company’s Intelligence Security and Defense division. She also previously served as a Vice President with General Dynamics Advanced Information Systems, where she performed strategic planning and new business development for its surveillance and reconnaissance business unit as well as the Intelligence Engineering line of business. Prior to that, Craft was a program manager at Raytheon Systems.
Craft holds a bachelor’s of science degree in electrical engineering from Wichita (KS) State University and a master’s degree in business administration from The George Washington University.
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Chief of Business Development & Strategy
Gerry Fasano
Gerard A. Fasano currently serves as Vice President (VP), Head of Integration. In this role he is responsible for leading the integration management office for Lockheed Martin’s IS&GS business. Prior to this role, Fasano served as VP, Strategy & Business Development and General Manager (GM) for the IS&GS Valley Forge, PA facility, an $8B business with 26,000 employees. He also had responsibility for merger & acquisition activities within IS&GS and provided strategic direction to the Defense & Intelligence, Civil, Commercial Markets, and Global Systems lines of business to ensure growth objectives were achieved.
Previously, Fasano was Vice President and General Manager for IS&GS. In this capacity, he was responsible for leading a $3.5B business area with over 10,000 people across more than 200 locations in 42 states and 17 countries. Fasano’s career with Lockheed Martin spans 30 years with a focus on advanced technologies and program execution. During his tenure he has worked assignments with increasing responsibility, providing a wide range of services that include Enterprise Information Technology, data analytics, and operations and maintenance support.
Fasano holds a master’s degree in computer engineering and a bachelor’s degree in electrical engineering from Villanova University. Fasano has received numerous awards of excellence including the Carl T. Humphrey Alumni Award from the Villanova College of Engineering, the Master Program Manager award from Lockheed Martin, and the Pennsylvania USO Liberty Award. He served as Lockheed Martin’s executive board member with the Greater Philadelphia Chamber of Commerce, the Liberty USO, and Junior Achievement.
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Chief Technology Officer
Gulu Gambhir
S. Gulu Gambhir, D.Sc., is Chief Technology Officer and a Senior Vice President of Leidos. In this role, he provides strategic direction for the corporation’s technology offerings, guides its research and development program, and promotes business growth through technology innovation. He leads the corporate Office of Technology, including oversight of program execution, engineering, and internal information technology services.
Prior to joining Leidos (previously SAIC), Gambhir served as Director of Northrop Grumman’s Science and Technology operating unit where he had profit and loss responsibility for approximately $150M in annual sales, supporting R&D-related elements of the national security community.
Based in the U.S., Europe, and Asia, his team of approximately 400 engineers, scientists, and other professionals focused on the application of emerging technologies to enduring national security problems. During his 18-year Northrop Grumman tenure, he held a variety of technical and managerial roles. Prior to Northrop Grumman, he worked at Space Applications Corporation and COMSAT Laboratories.
Gambhir holds a Bachelor of Science in aerospace engineering from the University of Virginia, a Master of Science in operations research, and a Doctor of Science in systems engineering from The George Washington University.
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Chief Human Resources Officer
Ann Addison
Ann Addison currently serves as Vice President of Human Resources (HR) for Lockheed Martin’s IS&GS business area. In this capacity, she is responsible for leading a global team of more than 225 HR professionals, providing comprehensive HR services to support the $8.8B IS&GS business which included 24,000 employees located in 1000 locations worldwide.
Previously, Addison led the Workforce Solutions & Intelligence organization for Lockheed Martin. In that role she was responsible for the new business and merger & acquisition teams, as well as global mobility, workforce planning, data analytics, and global HR systems. Prior to that role, she led an HR organization in support of the Civil line of business.
Before joining Lockheed Martin, Addison worked as Chief Human Resources Officer for Global eXchange Services, a worldwide provider of business to business transaction processing and supply chain integration, synchronization, and collaboration solutions.
She also spent 20 years at General Electric serving in both HR and information technology leadership roles. She has extensive international HR experience and has led teams based in 20 countries throughout the Americas, Europe and Asia.
Addison graduated summa cum laude from Indiana University with a bachelor’s of science degree in quantitative business analysis. She has received numerous management awards and is certified in Greenbelt Six Sigma Methodology. She has also served as a Human Resource consultant for Fortune 500 companies and is a frequent speaker at productivity conferences.
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General Counsel
Vince Maffeo
Vincent A. Maffeo is Executive Vice President and the company’s general counsel. Maffeo has responsibility for Legal, Contracts, and Pricing; Environmental Health and Safety, and Internal Audit. He joined Leidos, then known as SAIC, on June 7, 2010, after serving from 1995 to 2009 as Senior Vice President and general counsel of ITT Corporation, a Fortune 500 global manufacturing and engineering services corporation. Maffeo joined ITT in 1977 and served in increasingly responsible positions before becoming general counsel.
He began his career as an associate with the New York law firm Simpson Thacher & Bartlett. He is admitted to practice in New York, California, Washington, D.C., Virginia, Michigan, and before the Supreme Court of the United States. Maffeo is a former chair of the Corporate Counsel Group, Public Contract Law Section of the American Bar Association.
Maffeo is a graduate of Harvard Law School, and graduated summa cum laude from Brooklyn College (City University of New York). He also served as Lieutenant in the Judge Advocate General’s Corps, U.S. Naval Reserve.
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Chief of Internal Audit
Bettina Welsh
Bettina GarcÍa Welsh is a Senior Vice President and the Chief Audit Executive for Leidos. In this role, she leads the internal audit function and is responsible for planning and executing financial, operational, and IT audits to evaluate the company’s business processes and internal controls, adherence to company policies, and compliance with applicable laws and regulations.
Welsh has over 30 years of experience driving successful performance in the government and commercial solutions and services markets. Prior to joining Leidos (formerly SAIC) in 2001, Welsh spent 13 years with PricewaterhouseCoopers, LLC (PwC) as a Principal Consultant and Senior Manager, where she led government and public sector modernization projects in 15 countries, focusing on topics such as financial management systems development, finance function organizational redesign, operational effectiveness and enhancement, risk management analysis and improvement, as well as program and project management.
Her program experience with PwC includes work with Freddie Mac, the Social Security Administration, the U.S. Agency for International Development (USAID), and the U.S. Department of Veterans Affairs (VA), among others.
Welsh holds a Bachelor’s degree in economics from Swarthmore College and a Master of Accountancy from George Washington University. She is Certified Public Accountant (inactive) and an attendee of Wharton’s Executive Development Program. She is a native Spanish speaker.
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Chief Ethics & Compliance Officer
Michele Brown
Michele Brown is a Senior Vice President and the Chief Ethics & Compliance Officer for Leidos. In this role, she is responsible for administering the company’s Ethics and Compliance Program as a direct report to the CEO and Chair of the Ethics and Corporate Responsibility Committee of the Board of Directors. She also serves as Deputy General Counsel, providing legal, investigative, litigation, and claims support throughout the enterprise on issues involving government and commercial contracting and regulatory compliance.
Prior to joining Leidos (formerly SAIC) in 2008, Brown spent almost a decade in private practice at Holland & Knight, specializing in government contracts and compliance. She has led significant and complex investigations that involved substantial interaction with offices of inspectors general, law enforcement agencies, suspension and debarment officials, and crisis management firms.
Brown is a past president of the Boards of Contract Appeals Bar Association and the recipient of its Life Service Award for her dedication and contributions to the organization. She was also a member of the Editorial Board of the Public Contract Law Journal for more than 10 years and is a frequent speaker and panelist on topics including contractor compliance challenges and mitigating suspension and debarment risks.
Brown graduated from The George Washington University Law School and earned a Bachelor of Arts degree with high distinction from the University of Michigan. She also attended the Harvard Business School Executive High Potentials Leadership Program.
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President, Advanced Solutions Group
John Fratamico
John J. Fratamico, Jr., Ph.D., currently serves as president of the Surveillance and Reconnaissance Group (SRG) at Leidos. The group includes more than 2,500 technical specialists in areas of multi-spectral; airborne; ground; maritime intelligence; surveillance and reconnaissance collection and processing systems; advanced sensor design and associated training; and command & control.
Prior to joining Leidos (formerly SAIC), Fratamico served as chief scientist at McDonnell Douglas Technologies Incorporated where he acquired a broad and deep technical foundation and a passion for applying cross-disciplinary solutions to problems of national importance.
He earned his bachelor’s, master’s, and doctoral degrees in electrical engineering from the Massachusetts Institute of Technology (MIT). During his tenure at MIT, he was selected as a Fellow of the Fannie and John Hertz Foundation.
Within the Institute of Electrical and Electronics Engineers (San Diego Chapter), he has served as chairman of the Microwave Theory and Technique Society and the Antennas and Propagation Society. He has also served as an instructor of extension courses at the University of California in Los Angeles.
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President, Civil Group
Angie Heise
Angela Heise currently serves as Vice President (VP) of Commercial Markets for Lockheed Martin-Commercial Cyber. In this role, she is responsible for delivery of a portfolio of cybersecurity and information technology solutions and services to commercial Global 1000 customers.
Prior to this role, she served as VP of Enterprise Information Technology for Lockheed Martin Corporation where she was responsible for leading the corporation’s information technology business, serving Department of Defense customers to operate and defend their global networks, managing eight major data centers, hosting 200 Air Force and Army mission applications and providing IT support for senior leaders in the Pentagon.
Previously, Heise served as Director of Lockheed Martin’s Army Corps of Engineers – Information Technology program. In that role, she was responsible for leading a team of 800 engineers and technicians, providing innovative IT support, operating two major data centers which supported over 2000 field sites in a 24x7 setting from October 2010 to September 2012.
Heise graduated from Southern Illinois University with a Bachelor of Science in computer science. She was recognized in 2012 as Aviation Week’s Top 40 under 40 and in 2013 was one of Federal Computing Week’s Top 100 Executives. In 2015, she was selected to attend Fortune Magazine’s first annual event for Most Powerful Women- Next Generation.
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President, Defense Group
Mike Leiter
Michael Leiter currently serves as EVP, Head of Integration. In this role, he is responsible for leading the Leidos integration management team responsible for the $5B merger to combine Leidos and Lockheed Martin’s IS&GS business, anticipated to close in August 2016. Prior to this role, Leiter served as EVP of BD and Strategy where he was responsible for all business development, strategy, mergers and acquisitions, government affairs, and communications.
Before joining Leidos, Leiter served as Head of Global Government & Commercial Cyber Operations, and Senior Counselor to the Chief Executive Officer, of Palantir Technologies, a privately-held data analytics company based in Silicon Valley.
Prior to entering the private sector, Leiter served as Director of the National Counterterrorism Center (NCTC) from 2007 until 2011, having been nominated by President George W. Bush and asked to remain by President Barack Obama. In this role he oversaw all U.S. counterterrorism intelligence and government-wide counterterrorism strategic planning, and was intimately involved in the operation that resulted in the death of Osama Bin Laden.
Previously he helped establish and served in the Office of the Director of National Intelligence and with the Robb-Silberman WMD Commission, as an Assistant United States Attorney, as a law clerk to Justice Stephen Breyer of the U.S. Supreme Court, and in the U.S. Navy flying EA-6B Prowlers in combat in both Iraq and the former Yugoslavia.
Leiter received his J.D. from Harvard, where he graduated magna cum laude and was President of the Harvard Law Review. He received his B.A. from Columbia.
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President, Health Group
Jon Scholl
Jonathan Scholl currently serves as President of the Health and Infrastructure Group (HIG) and is responsible for leading nearly 7,000 employees working in the areas of healthcare IT and consulting, advanced data analytics, clinical research and life sciences, public health programs, and healthcare cybersecurity. He also oversees operations related to critical infrastructure, energy grid and environmental design solutions, as well as security and transportation technology.
Prior to joining Leidos in 2015, Scholl served as Chief Strategy Officer for Texas Health Resources (THR), one of the largest non-profit healthcare delivery systems in the country. Before THR, he spent 15 years with The Boston Consulting Group, where he served as Head of their North American Healthcare Provider practice, and leader of their Lean Six Sigma initiative for hospitals. He also served as Vice President for Applications Development for the TenFold Healthcare Group in Dallas.
Scholl received a master’s degree in business administration from Harvard Business School. After graduating from the U.S. Naval Academy in 1984 with a Bachelor of Science degree in control systems engineering, he served five years in the U.S. Navy as a nuclear submarine officer and nuclear power plant instructor.
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President, Intelligence & Homeland Security Group
Tim Reardon
Timothy J. Reardon currently serves as Vice President and General Manager of Lockheed Martin’s IS&GS business. In this role, he is responsible for leading the delivery of advanced systems, solutions and services to Defense, Intelligence, Civilian, and Commercial customers in the US and worldwide. With annual revenue of over $5B across 2,600+ contracts, IS&GS has over 15,000 employees with extensive U.S. operations and presence in 15 countries worldwide.
Previously, Reardon held a number of senior leadership roles where he was responsible for the performance and overall management of a broad portfolio of programs delivering advanced systems, solutions, and services to both domestic and international customers.
Prior to joining Lockheed Martin, Reardon served as an officer with the Central Intelligence Agency for ten years. As an intelligence analyst, he quickly progressed through a variety of analytic, operational, and leadership positions focused on high priority national security issues where he led multiple interagency efforts, working in close collaboration with NSA, DOE, DOD, FBI, State Department, the National Security Council, and the White House. Reardon also worked closely with Congressional oversight elements, frequently briefing the Senate Select Committee on Intelligence (SSCI) and the House Permanent Select Committee on Intelligence (HPSCI).
Reardon graduated from the University of Virginia, where he received a B.A. in economics. He also holds a Master’s in systems engineering from George Washington University. Reardon serves on the Board of Directors for the Intelligence and National Security Alliance (INSA) as well as the Fairfax County Chamber of Commerce.
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Cautionary Statement Regarding Forward Looking Statements

The forward looking statements contained in this document involve risks and uncertainties that may affect Leidos Holdings, Inc.’s (“Leidos”) operations, markets, products, services, prices and other factors as discussed in filings with the Securities and Exchange Commission (the “SEC”). These risks and uncertainties include, but are not limited to, economic, competitive, legal, governmental and technological factors. Accordingly, there is no assurance that the expectations of Leidos will be realized. This document also contains statements about the proposed business combination transaction between Leidos and Lockheed Martin Corporation (“Lockheed Martin”), in which Lockheed Martin will separate a substantial portion of its government information technology infrastructure services business and its technical services business, which have been realigned in the Information Systems & Global Solutions (IS&GS) business segment, and combine this business with Leidos in a Reverse Morris Trust transaction (the “Transaction”). Many factors could cause actual results to differ materially from these forward-looking statements with respect to the Transaction, including risks relating to the completion of the transaction on anticipated terms and timing, including obtaining stockholder and regulatory approvals, anticipated tax treatment, the dependency of any split-off transaction on market conditions and the value to be received in any split-off transaction, unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies for the management, expansion and growth of the new combined company’s operations, Leidos’ ability to integrate the businesses successfully and to achieve anticipated synergies, and the risk that disruptions from the Transaction will harm Leidos’ business. While the list of factors presented here is considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on Leidos’ consolidated financial condition, results of operations or liquidity. For a discussion identifying additional important factors that could cause actual results to vary materially from those anticipated in the forward-looking statements, see Leidos’ filings with the SEC, including the prospectus included in the registration statement on Form S-4, the prospectus filed by Leidos pursuant to Rule 424(b)(3), Leidos’ definitive proxy statement for its annual meeting of stockholders, as well as “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Risk Factors” in Leidos’ annual report on Form 10-K for the period ended January 1, 2016, its Quarterly Reports filed on Form 10-Q, and such other filings that Leidos makes with the SEC from time to time, which are available at http://www.Leidos.com and at the SEC’s web site at http://www.sec.gov. Leidos assumes no obligation to provide revisions or updates to any forward-looking statements should circumstances change, except as otherwise required by securities and other applicable laws.

Additional Information and Where to Find It

In connection with the proposed transaction, Abacus Innovations Corporation, a wholly-owned subsidiary of Lockheed Martin created for the Transaction (“Splitco”), has filed with the SEC,

and the SEC declared effective on July 11, 2016, a registration statement on Form S-4 and Form S-1 containing a prospectus, and Leidos has filed with the SEC, and the SEC declared effective on July 11, 2016, a registration statement on Form S-4 containing a prospectus, and Leidos has filed with the SEC a definitive proxy statement on Schedule 14A. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE REGISTRATION STATEMENTS/PROSPECTUSES AND PROXY STATEMENT AS WELL AS ANY OTHER RELEVANT DOCUMENTS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PARTIES AND THE PROPOSED TRANSACTION. Investors and security holders may obtain a free copy of the prospectuses and proxy statement and other documents filed with the SEC by Lockheed Martin, Splitco and Leidos at the SEC’s website at http://www.sec.gov. Free copies of these documents and each of the companies’ other filings with the SEC, may also be obtained from Leidos’ website at http://www.Leidos.com.